Exhibit 99.3

NuCana Reports First Quarter 2020 Financial Results and Provides Business Update

Clinical Studies Re-Opened to New Patient Enrollment Following Temporary Pause Due to COVID-19 Pandemic

Numerous Clinical Data Announcements Expected in 2020

Cash and Cash Equivalents Expected to Fund Operations At Least into the Fourth Quarter of 2021

Edinburgh, United Kingdom, May 19, 2020 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced financial results for the first quarter ended March 31, 2020 and provided an update on its broad clinical program with its transformative ProTide therapeutics.

As of March 31, 2020, NuCana had cash and cash equivalents of £47.6 million compared to £52.0 million as of December 31, 2019. NuCana continues to advance its various clinical programs and reported a net loss of £4.0 million for the quarter ended March 31, 2020, as compared to £5.4 million for the quarter ended March 31, 2019. Basic and diluted loss per share was £0.12 for the quarter as compared to £0.17 per share for quarter ended March 31, 2019.

“At NuCana, we remain focused on advancing our novel ProTide pipeline to develop more effective and safer medicines for patients with cancer” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “The COVID-19 pandemic has had a dramatic impact on the global healthcare delivery system and caused us to pause enrollment of new patients in our ongoing clinical studies in early April. However, we are pleased to have now re-started new patient enrollment in our clinical studies, including NuTide:121, our Phase III study of Acelarin plus cisplatin in patients with biliary tract cancer, and NuTide:302, our Phase Ib study of NUC-3373 in patients with colorectal cancer. We will resume enrollment of new patients at all of our clinical sites as quickly as possible. We are also fortunate to be in a strong financial position during this unprecedented time. As a result of having undertaken several cost-saving and cost-deferral initiatives, we believe our cash runway now extends at least into the fourth quarter of 2021, as compared to our previous guidance of into the second half of 2021.”

Mr. Griffith continued: “Looking at progress in the quarter, we announced preliminary data from the Phase II study of single-agent Acelarin (NUC-1031) in patients with platinum-resistant ovarian cancer that demonstrated a favorable disease control rate and Acelarin’s ability to achieve confirmed complete and partial responses in a very heavily pre-treated patient population. While we had previously announced that we are not advancing Acelarin as a single agent in this setting due to changes in the treatment and regulatory landscapes, we were pleased with the preliminary results of this study and believe that the data highlights the potential of our ProTide platform. We are also rapidly advancing our two other ProTides in the clinic. For NUC-3373, our ProTide transformation of 5-FU, we look forward to reporting additional data from the ongoing Phase Ib study in patients with advanced colorectal cancer and the Phase I dose-escalation study in patients with advanced solid tumors. For our third ProTide, NUC-7738, a transformation of a novel nucleoside analog, 3’-deoxyadenosine, we expect to announce the first clinical data from the ongoing Phase I study in patients with advanced solid tumors later this year.”

Mr. Griffith concluded: “COVID-19 has had a dramatic and profound impact on healthcare systems worldwide. Despite these challenges, we are greatly encouraged by how our employees, investigators and other key stakeholders have adapted to this situation, responded positively and continued to drive our development programs forward.”

Anticipated 2020 Milestones

•	Acelarin is NuCana’s ProTide transformation of gemcitabine. In 2020, NuCana expects to:

•	Drive enrollment in the Phase III study of Acelarin combined with cisplatin as a first-line treatment for patients with advanced biliary tract cancer.

•	NUC-3373 is NuCana’s second ProTide in clinical development, a transformation of the active anti-cancer metabolite of 5-FU. In 2020, NuCana expects to:

•

Report data from the ongoing Phase Ib study (NuTide:302) of NUC-3373 in patients with advanced colorectal cancer and establish the recommended Phase II dose of NUC-3373 in combination with other agents with which 5-FU is typically combined, including leucovorin, oxaliplatin and irinotecan.

•	Contingent on regulatory guidance and other factors, initiate a Phase II/III study of NUC-3373 in combination with other agents for patients with colorectal cancer.

•	Report data from the ongoing Phase I study (NuTide:301) of NUC-3373 in patients with advanced solid tumors.

•	NUC-7738 is NuCana’s ProTide transformation of a novel nucleoside analog, 3’-deoxyadenosine. In 2020, NuCana expects to:

•	Report data from the Phase I study (NuTide:701) of NUC-7738 in patients with advanced solid tumors.

About NuCana plc

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for cancer patients by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. Our most advanced ProTide candidates, Acelarin and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is currently being evaluated in four clinical studies, including a Phase III study for patients with biliary tract cancer, a Phase Ib study for patients with biliary tract cancer, a Phase II study for patients with platinum-resistant ovarian cancer and a Phase III study for patients with metastatic pancreatic cancer for which enrollment has been suspended. NUC-3373 is currently in a Phase I study for the potential treatment of a wide range of advanced solid tumors and a Phase Ib study for patients with previously treated metastatic colorectal cancer. Our third ProTide, NUC-7738, is a transformation of a novel nucleoside analog (3’-deoxyadenosine) and is in a Phase I study for patients with advanced solid tumors.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the amount and sufficiency of the Company’s current cash and cash equivalents to fund its planned operations at least into the fourth quarter of 2021; the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including Acelarin, NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the impact of COVID-19 on its preclinical studies, clinical studies, business, financial condition and results of operations; the Company’s goals with respect to the development and potential use, if approved, of each of its product candidates; and the utility of prior non-clinical and clinical data in determining future clinical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended March 31,
	2020	2019
	(in thousands, except per share data)
	£	£
Research and development expenses	(5,938)	(4,350)
Administrative expenses	(1,609)	(1,346)
Net foreign exchange gains (losses)	2,127	(979)

Operating loss	(5,420)	(6,675)
Finance income	144	318

Loss before tax	(5,276)	(6,357)
Income tax credit	1,310	1,000

Loss for the period	(3,966)	(5,357)

Basic and diluted loss per share	(0.12)	(0.17)

Unaudited Condensed Consolidated Statements of Financial Position

	March 31, 2020	December 31, 2019
	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	4,246	3,960
Property, plant and equipment	1,018	1,109
Deferred tax asset	44	46

	5,308	5,115

Current assets
Prepayments, accrued income and other receivables	4,290	4,710
Current income tax receivable	9,797	8,481
Cash and cash equivalents	47,600	51,962

	61,687	65,153

Total assets	66,995	70,268

Equity and liabilities
Capital and reserves
Share capital and share premium	80,840	80,840
Other reserves	63,614	62,737
Accumulated deficit	(84,021)	(80,055)

Total equity attributable to equity holders of the Company	60,433	63,522

Non-current liabilities
Provisions	26	26
Lease liabilities	485	538

	511	564

Current liabilities
Trade payables	2,456	2,412
Payroll taxes and social security	148	160
Lease liabilities	258	268
Accrued expenditure	3,189	3,342

	6,051	6,182
Total liabilities	6,562	6,746

Total equity and liabilities	66,995	70,268

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Three Months Ended March 31,
	2020	2019
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(3,966)	(5,357)
Adjustments for:
Income tax credit	(1,310)	(1,000)
Amortization and depreciation	217	161
Finance income	(144)	(318)
Share-based payments	856	384
Net foreign exchange (gains) losses	(2,164)	984

	(6,511)	(5,146)
Movements in working capital:
Decrease (increase) in prepayments, accrued income and other receivables	423	(402)
Increase (decrease) in trade payables	44	(197)
Decrease in payroll taxes, social security and accrued expenditure	(165)	(347)

Movements in working capital	302	(946)

Cash used in operations	(6,209)	(6,092)

Net income tax received	—	—

Net cash used in operating activities	(6,209)	(6,092)

Cash flows from investing activities
Interest received	187	311
Payments for property, plant and equipment	(10)	(18)
Payments for intangible assets	(398)	(280)

Net cash (used in) from investing activities	(221)	13

Cash flows from financing activities
Payments for lease liabilities	(73)	(40)
Proceeds from issue of share capital	—	34

Net cash used in financing activities	(73)	(6)

Net decrease in cash and cash equivalents	(6,503)	(6,085)
Cash and cash equivalents at beginning of period	51,962	76,972

Effect of exchange rate changes on cash and cash equivalents	2,141	(979)

Cash and cash equivalents at end of period	47,600	69,908

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131 357 1111

info@nucana.com

Westwicke, an ICR Company

Chris Brinzey

+1 339-970-2843

chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

+1 212-223-4017

mjanic@rooneyco.com